UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67554

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **EuroConsult Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

885 Third Avenue, 34th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Evan Yellin	212-972-4300	evan.yellin@ec-ma.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., P.C.

(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Evan Yellin   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EuroConsult Capital, LLC   , as of 12/31   , 2 024   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

FERNANDO O. KOATZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 02KO4956693
Qualified In Queens County
My Commission Expires   10-2-25

Notary Public

Signature:

Title:
Managing Director

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ■ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EUROCONSULT CAPITAL LLC

TABLE OF CONTENTS

December 31, 2024

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11-12
Schedule II - Statement Regarding Reserve Requirements and Possession or Control Requirements	13
ADDITIONAL REPORTS AND RELATED INFORMATION	
Report of Independent Registered Public Accounting Firm on the Exemption from SEC Rule 15c3-3 Report	14
EuroConsult Capital LLC's Exemption Report	15



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of EuroConsult Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EuroConsult Capital LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of EuroConsult Capital LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EuroConsult Capital LLC's management. Our responsibility is to express an opinion on EuroConsult Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to EuroConsult Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II – Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of EuroConsult Capital LLC's financial statements. The supplemental information is the responsibility of EuroConsult Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as EuroConsult Capital LLC's auditor since 2014.
Dallas, Texas
March 27, 2025

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

EUROCONSULT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2024

ASSETS

Cash	$	136,070
Prepaid Expenses		20,823
TOTAL ASSETS	**$**	**156,893**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable - Trade	$	22,974
Accounts Payable - Affiliate		11,187
TOTAL LIABILITIES		**34,161**

MEMBER'S EQUITY		122,732
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**156,893**

EUROCONSULT CAPITAL LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2024

REVENUE

Investment Banking Fees	$	197,476
TOTAL REVENUE		197,476

EXPENSES

Administrative Management Fees	44,748
Professional Fees	39,170
Technology and Communications	225,062
General and Administrative	24,603
TOTAL EXPENSES	333,583

NET LOSS	$	(136,107)

EUROCONSULT CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2024

MEMBER'S EQUITY, BEGINNING OF YEAR	$	**133,839**
Member's Contributions		**125,000**
Net Loss		**(136,107)**
MEMBER'S EQUITY, END OF YEAR	$	**122,732**

EUROCONSULT CAPITAL LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2024

Cash Flows from Operating Activities

Net Loss	$ (136,107)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used by) Operating Activities:	
Change in operating assets and liabilities:	
Decrease in prepaid expenses	32,009
Increase in accounts payable - trade	3,864
Increase in accounts payable - affiliate	11,187
Total adjustments	47,060
Net Cash Used in Operating Activities	(89,047)

Cash Flows from Financing Activities

Member's contributions	125,000
Net Cash Provided by Financing Activities	125,000

Net Increase in Cash	35,953
Beginning of Year	100,117
End of Year	$ 136,070

EUROCONSULT CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

---

1. **Nature of business and summary of significant accounting policies**

Nature of Business

EuroConsult Capital LLC (the "Company") is a New York limited liability company, which was formed in November 2006. The Company, which is a wholly-owned subsidiary of EuroConsult, Inc, a New York corporation (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and a member of Securities Investor Protection Corporation, Inc. The Company's principal activity is to advise and consult with institutional investors and commercial entities concerning mergers and acquisitions. The U.S. dollar ($) is the functional currency of the Company.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to mergers and acquisitions and private placement of securities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company has evaluated events that have occurred subsequent to December 31, 2024, and through March 27, 2025, the date the report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking. The Company has identified

its Managing Director as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Revenue Recognition

The Company enters into agreements with customers to provide the services defined in each contract. Generally, the Company receives private placement and success fees for mergers and acquisitions. Some other services include investment advisory services for structuring investments.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The compensation structures of the placement and success fees are defined in the contracts and are generally paid to the Company for successfully closing a transaction. The Company satisfies its performance obligations upon consummating the transaction defined in the contracts. These performance obligations are typically facilitating capital raises for the client or closing a defined transaction. These fees are generally variable and the estimate of variable consideration is typically constrained in accordance with paragraphs 606-10-32-11 through 32-13 of (ASU) No. 2014-09 because of the uncertainty associated with the variable consideration. Specifically, the amount of consideration is highly susceptible to factors outside the entity's influence, resolution of related uncertainties can take an extended period of time, price concessions could occur and there is a large number and broad range of possible outcomes. Revenue is recognized from the satisfaction of the performance obligation based on the amount

the Company has a right to invoice and that amount directly corresponds with the value to the customer of the performance completed to date.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the Parent. The Company is subject to state income tax. The Company has not recorded provisions for estimated New York margin taxes for the year ended December 31, 2024, as they are not significant.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2024, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

2.   **Related party transactions**

Service Agreement

Pursuant to a service agreement, the Company's Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. The total amount incurred and paid by the Company under this agreement was $44,748 for the year ended December 31, 2024. These expenses are reflected in administrative management fees in the accompanying Statement of Operations.

This Agreement was effective for an initial term of one year and is renewed automatically for successive one-year terms unless terminated by either party upon thirty (30) days written notice.

EUROCONSULT CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2024

The Company and its Parent are under common control and the existence of that control may create a financial position and operating results significantly different than if the companies were autonomous.

3. **Net capital requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $101,909, which was $96,909 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.34 to 1 for December 31, 2024.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

4. **Concentration of risks**

The Company is engaged in brokerage activities in which it engages in investment activities with companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

During the year ended December 31, 2024, 83% of the Company's total revenue were from two customers.

5. **Contingencies**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from various claims, regulatory examination, and other proceedings in the ordinary course of business. Management believes that the

EUROCONSULT CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2024

outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

6.   Recently issued accounting pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards setting bodies, are not expected to have a material impact on the Company's financial position or results of its operations.

EUROCONSULT CAPITAL LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2024

COMPUTATION OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$	122,732
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		122,732
Deductions and/or charges:		
Prepaid expenses		20,823
Net Capital	$	101,909

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable - trade	$	22,974
Accounts payable - affiliate		11,187
Total Aggregate Indebtedness	$	34,161

EUROCONSULT CAPITAL LLC

SCHEDULE I, CONTINUED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness)	$	2,277
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$	5,000
Excess Net Capital	$	96,909
Net Capital less greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	95,909
Ratio: Aggregate Indebtedness to Net Capital		.34 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2024 and the corresponding unaudited filing of Part IIA of the FOCUS Report/Form X-17A-5 filed by EuroConsult Capital LLC. Accordingly, no reconciliation is necessary.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
No statement is required as no subordinated liabilities existed at any time during the year.

EUROCONSULT CAPITAL LLC

SCHEDULE II

STATEMENT REGARDING RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

For the Year Ended December 31, 2024

EXEMPTIVE PROVISIONS

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to mergers and acquisitions and private placement of securities. The Company does not hold funds or securities. As a Non-Covered Firm, the Computation for Determination of Customer Requirements and Information Relating to Possession or Control Requirements for Customers are not required.



McBee & Co.

A Professional Corporation
Certified Public Accountants

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Managing Director and Member of EuroConsult Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) EuroConsult Capital LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) mergers and acquisitions and (2) private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2024, without exception.

EuroConsult Capital LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EuroConsult Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co., PC

Dallas, Texas
March 27, 2025

EuroConsult Capital, LLC's Exemption Report

EuroConsult Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; and (2) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

EuroConsult Capital, LLC

I, Evan S. Yellin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

 Principal_____
Title

February 7, 2025_____
Date